As filed with the Securities and Exchange Commission on August , 2007 File No.000-52677


                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   Form 10-SB
                                (Amendment No. 1)


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                        Skreem Entertainment Corporation
                 (Name of small business issuer in its charter)

             Nevada                                             XX-XXXXXXX
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                           Identification Number)


                             11637 Orpington Street
                             Orlando, Florida 32817
                                 (407) 207-0400
          (Address and Telephone Number of principal executive offices)

                           Charles Camorata, President
                             11637 Orpington Street
                             Orlando, Florida 32817
                                 (407) 207-0400
             (Name, address and phone number for agent for service)

                                   Copies to:
                             Michael S. Krome, Esq.
                                  8 Teak Court
                           Lake Grove, New York, 11755
                                 (631) 737-8381
                              (631) 737-8382 (fax)

        Securities to be registered under Section 12(b) of the Act: none

           Securities to be registered under Section 12(g) of the Act:
                    Common Stock, $0.001 par value per share

Table of Contents

Part I

         Item 1.  Description of Business                                      4

         Item  2. Management's Discussion and Analysis or Plan of Operation    8

         Item  3. Description of Property                                     12

         Item  4. Security Ownership of Certain Beneficial Owners and         12
                  Management

         Item  5. Directors and Executive Officers, Promoters and             12
                  Control Persons

         Item  6. Executive Compensation                                      14

         Item  7. Certain Relationships and Related Transactions              15

         Item  8. Description of Securities                                   15

Part II

         Item  1. Market Price of and Dividends on the Registrant's Common    16
                  Equity and Related Stockholders Matters

         Item  2. Legal Proceedings                                           17

         Item  3. Changes in and Disagreements with Accountants               17

         Item  4. Recent Sales of Unregistered Securities                     17

         Item  5. Indemnification of Directors and Officers                   17


Part Financial Statements


Part III

         Item  1. Index to Exhibits

         Item  2. Description of Exhibits

SIGNATURES

Cautionary Note Regarding Forward-Looking Statements

This report contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements in this annual report are not based on historical facts, but rather reflect the current expectations of our management concerning future results and events.

The forward-looking statements generally can be identified by the use of terms such as "believe," "expect," "anticipate," "intend," " plan," "foresee," "likely" or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements. You should review carefully all information, including the financial statements and the notes to the financial statements included in this report. The following important factors could affect future results, causing the results to differ materially from those expressed in the forward-looking statements in this annual report.

      o the timing, impact and other uncertainties related to pending and future acquisitions by us;

      o     the impact of new technologies;

      o     changes in laws or rules or regulations of governmental agencies;
            and

      o     currency exchange rate fluctuations.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in the forward-looking statements in this annual report. Other unknown or unpredictable factors also could have material adverse effects on our future results. The forward-looking statements in this annual report are made only as of the date of this annual report, and we do not have any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances. We cannot assure you that projected results will be achieved.

                                     PART I


Item 1   DESCRIPTION OF BUSINESS

Business

Skreem Entertainment Corporation (the "Company") was incorporated in Nevada on August 23, 1999. It was a wholly owned subsidiary of Skreem Entertainment Corp (a Delaware corporation), now known as SKRM Interactive, Inc.

On November 9, 2006, The Board of Directors of SKRM Interactive, Inc. declared a dividend, payable in stock, at the rate of one (1) share for each one (1) share owned of the Company on the record date in the subsidiary of the Company, to be known as SKREEM ENTERTAINMENT CORPORATION. Effectively, this means that for each one (1) shares owned in the Company, a shareholder will receive one (1) share in the subsidiary (the "Dividend Shares"). The Board of Directors of SKRM Interactive, Inc. has declared November 30, 2006, as the record date for this share dividend, with a payment date as soon as practicable thereafter.


Overview

Our business is to locate and promote recording talent.

The Company is constantly seeking talent for recording and performing. Company employees utilize their industry contacts and experience to locate prospective music acts, including music groups and individuals, and evaluate these acts to determine if, from the Company's perspective, such acts demonstrate the talent potential to succeed in the music industry.

Upon locating an act that the Company believes has the potential for success, the Company will sign the act to a contract. Upon signing a typical contract, the Company at its option will advance funds to the artist to pay for travel, arrange for performances, schedule public appearances and generally promote the act, and the act's music, in exchange for a percentage of the revenues generated by the act's performances and music sales.

Once the Company has located an act it wishes to promote, the Company will determine where to promote the artist. It is the Company's strategy to promote talent outside of the United States until the talent has demonstrated the ability to sell music or tickets to performances. Once an act has gained some level of success abroad, the Company intends to promote and market the act in the United States. The Company believes that promoting abroad is a viable approach because it costs less initially, foreign markets are very receptive to American type music acts, and there is less competition.

Distribution

The Company distributes its acts in two different ways. The first is through concerts and public appearances. An act will perform and tour playing concerts as frequently as possible to increase public awareness of their music. An act will also make public appearances at retail centers, public places and other events also to increase the act's public awareness.

The second way the act gains publicity is through licensing and sales of the act's music. The Company does not sell records or other music media, however, it does license master recordings to other organizations which distribute the recordings in various media. The Company receives royalty payments pursuant to licensing agreements, which are a percentage of revenues from distribution of the recordings.

The Company's artists' music is currently being distributed by various organizations throughout Europe and in other countries. Further description is provided in the Plan of Operation under Item 6.

Licensing

From time to time the Company enters into licensing agreements with music production and distribution companies. The license agreements typically grant the production and distribution company rights to a music single or all of an act's music in a particular country or region with a term of three to fifteen years. The production or distribution company can then distribute the music in record or cd format, mp3, ringtone, or any other music media licensed in the agreement. The Company typically receives royalties of a negotiated percentage between 18% and 75% of sales of the production and distribution company's published dealer price less certain packaging deductions. In addition, the Company shall receive between 18% and 75% of net royalty receipts received by in the particular nation or region. In connection with the license agreement, the Company may receive a cash advance.

Exclusive Artist Recording Agreements

At March 31, 2006, the Company had entered into long-term Exclusive Artist Recording Agreements with six artists, which include the three Artists of "3rdWish", the Artist "PatMoe", the Artist "Precious Dawn Francis" and the Artist "Willie Bivins, Jr" also known as "Willie Will" for the purpose of engaging the exclusive personal services of the Artists for making master sound recordings for distribution in any medium. The territory for the agreements shall be worldwide. All master recordings made by the Artists during the terms of the agreements shall be recorded by the Artists on the Company's behalf, and all phonograph records and related performances shall be the entire property of the Company; the Company shall have the right to secure sound recording copyright; and the Company and its licensees shall have the sole and exclusive right to use the recordings throughout the world or any part thereof in any manner it sees fit. The Company may pay all specifically approved recording costs in connection with the master recordings made hereunder, and all recording costs shall be deemed fully recoupable advances to the Artists and shall be deducted from any and all royalties payable to the Artist by the Company under this or any and all royalties payable to the Artists by the Company. Any and all monies paid to or on behalf of the Artists during the term of the agreement shall be fully recoupable, non-returnable advances unless otherwise expressly agreed in writing between the Company and the Artists. The Company has the right, but not the obligation to have the Artists participate in the creation of music videos and 100% of any and all monies expended by or advanced by the Company for the production of music videos shall constitute additional fully recoupable advances hereunder. The Company shall own any and all rights in and to said music videos in perpetuity.

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In its sole discretion, the Company may choose, at any time during the term of the agreements, to license master recordings made by the Artists to third parties on a flat fee or royalty basis, or to enter into a distribution agreement with a third party distributor for the distribution of phonograph records embodying master recordings recorded by the Artists through normal retail channels in the United States and worldwide. With respect to master recordings of the Artists licensed to third parties on a flat-fee basis, the Company shall pay the Artists 20-50% of the net amount received by the Company under such license. With respect to master recordings of the Artists licensed to third parties on a royalty basis, and with respect to phonograph recordings released through a distributor selected by the Company, the Company shall pay the Artists the lesser of 20-50% of the Company's net earned royalty receipts under such license or distribution agreement, or 20-50% of the basic album or single rate as defined in the agreements. Further, in its sole discretion, the Company may choose to commercially release phonograph records through the Company's own distribution network. In such event, the Company agrees to pay the Artists royalties based on the basic album or singe rate as defined in the agreements. For phonograph recordings that are exported or sold outside the United States and through record clubs or similar plans, the Artists shall be paid a royalty of 20-50% of the amounts provided of the above mentioned amounts. In addition, the Artists may earn royalties related to licenses for musicalcompositions, music video licenses and merchandising.

At March 31, 2006, the Artists had earned royalties of approximately $45,000, based on the year-end reported licensing revenues. However, the Company is not obligated to pay any royalties until total advances to Artists of $1,468,424 at March 31, 2006 (plus any future advances) have been recouped.

Music Publishing Agreements

At March 31, 2006, the Company had entered into long-term Music Publishing Agreements with five individual Writers, which include the three Artists of "3rd Wish", the Artist "PatMoe" and the Artist "Willie Will". The Company engaged the Writers to render the Writer's exclusive services as songwriters and composers based upon terms and conditions set forth in the agreements. In accordance with the agreements, the Writers grant all rights to all musical compositions written or owned by the Writers and all musical compositions shall be the Company's exclusive property as sole owner. The Company shall pay royalties to the Writers based on various terms and conditions set forth in the agreements. There have been no royalties earned by the writers related to the agreements.

Personal Management Agreement

At March 31, 2006, the Company had entered into long-term Personal Management Agreements with five Artists, which include the three Artists of "3rd Wish", the Artist "PatMoe" and the Artist "Willie Will". The Company accepts the engagement as the Artists' sole and exclusive personal management company in connection with all activities in the entertainment industries throughout the world, including but not limited to their services as musicians, songwriters, actors, publishers, packagers or performers in any medium now known or hereafter devised. For personal management services performed, the Artists agree to pay the Company 15%-20% of all gross compensation earned or received as a result of activities in the entertainment industry. However, the Company shall not be entitled to commissions by the Artists from the sale, license, or grant of any literary or music rights to the Company or any person, firm, or corporation owned or controlled by the Company. During the year ended March 31, 2006, the Company earned commissions of $981, all related to live performances.

The Company's acts face fierce competition. There is no shortage of acts and musicians seeking fortune and fame. There is also no shortage of talent in the music industry. The Company believes that their approach of being selective when choosing acts, refining these acts abroad, and marketing the acts through appearances, performances, and music sales is a viable method to compete in the music industry. However there are many other organizations with more capital to spend, greater access to talent, better industry connections, and more experience.

The Company's future depends on the success of it's acts and artists. Many music acts spend entire careers without having a single popular song or tour. The most talented artists and acts are not always the most successful and fan acceptance is the most important and most difficult element of success. If the fans like the act, the fans will purchase the music and tickets and recommend it to friends. If the fans don't like the act, the act may never gain acceptance.

Employees

The Company, as of July 31, 2007, employs a total of 2 persons, one of these full-time, at its corporate headquarters in Florida.

Item 2            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION


Plan of Operation
The Company plans to continue operations by developing current acts into successful music performing and recording acts. The Company currently has three acts, "3rd Wish", "Pat Moe" and Willie Will". These three acts will tour, perform, make public appearances, and continue to record as opportunities are located. The Company is uncertain as to when these acts may enter the U.S. market.

The Company's cash balance is insufficient to satisfy the Company's cash requirements for the next 12 months. The Company believes it can satisfy it's cash requirements for 6 months with current cash and receivables. The Company is dependent on continued receipt of revenues and will need outside funding from the sale of shares or debt financing in order to continue operations beyond that point.

The Company does not anticipate acquiring any significant equipment during the next twelve months.

The Company does not anticipate any significant changes in the number of employees in the next twelve months.

The Company has entered into various license agreements which grant certain exclusive rights to sell and distribute certain recordings by "3rd Wish". The table below sets forth the parties and territories covered by these license agreements:

     Party (Licensee)            Territories

     Cheyenne Records            Germany, Switzerland and Austria
     Three 8 Music Limited       UK, Eire
     Shock Records Pty Ltd       Australia, New Zealand
     NRJ Music                   France, Andorra, Monaco, Belgium
     Megaliner Records           Russia, Azerbaijan, Armenia, Georgia,
                                 Moldova, Kazakstan, Kyrgyzstan, Tajikistan,
                                 Uzbekistan, Turkmenistan, Ukraine, Republic
                                 of Belarus, Lithuania, Latvia, Estonia
     NMC Music Ltd.              Israel
     Vidisco                     Portugal
     Planet Records              Italy

Revenue is recognized in accordance with Staff Accounting Bulleting No. 104 (SAB
104) when persuasive evidence of an arrangement exists, the price to the buyer is fixed or determinable; delivery had occurred or services have been rendered or the license period has begun; and collection is reasonably assured.

Revenue from the distribution of recordings under license and distribution agreements is recognized as earned under the criteria established by Statement of Financial Accounting Standard No. 50. Revenue is generally recognized when the Company receives an "accounting" of recordings sold with payment from the licensee. In the event the Company has not received an "accounting" from the licensee and if the Company has information related to the licensed use of recordings that would result in the revenue being fixed and determinable, and collection is reasonably assured, then revenue is recognized in the periods in which the license revenue is earned. Minimum guarantees (advances) received from licensees are recorded as deferred revenue and are amortized over the performance period, which is generally the period covered by the agreement.


Results of Operations

The Company presents this discussion and analysis as a comparison between the audited financial data for March 31, 2006 and 2005 for informational purposes.

Year Ended March 31, 2006 Compared to the Year Ended March 31, 2005

Revenues - The Company had $64,937 of revenue for the year ended March 31, 2006, compared to $120,862 of revenue for the year ended March 31, 2005. The decrease in revenue is primarily due to a decrease of $53,667 from licensing agreements to distribute 3rd Wish's music.

Operating Expenses - Operating expenses for the year ended March 31, 2006, were $914,499, a decrease of $396,434 or 30% from $1,310,933 for the year ended March 31, 2005. The decrease is primarily due to a decrease in production expenses related to video shoots and recordings of approximately $442,000, a decrease in advertising of approximately $115,000, and an increase in travel and related support for artists in Germany of approximately $161,000.

General and Administrative Expenses - General and administrative expenses increased 12% to $357,598 for the year ended March 31, 2006 from $318,150 for the year ended March 31, 2005. This increase is attributable to a $29,800 increase in salaries and benefits plus $9,200 increase in other general and administrative expense.

Interest Expense - Interest expense increased 101% to $169,369 for the year ended March 31, 2006 from $84,248 for the year ended March 31, 2005. This increase is attributable to having more debt outstanding for the year ended March 31, 2006.

As a result of the foregoing, the net operating loss of the company decreased 14% to $1,376,529 for the year ended March 31, 2006 from $1,592,469 for the year ended March 31, 2005.

Liquidity and Capital Resources
As of March 31, 2006, the Company had cash of $62,383 and a deficit in working capital of $1,852,361.

For the year ended March 31, 2006, the Company used $873,349 in operating activities which is primarily due to a net loss of $1,376,529, a decrease in accounts receivable of 114,257, and a decrease in prepaid expenses and deposits of $35,616. These are offset by depreciation expense of $3,704, increase in accounts payable and accrued liabilities of $159,363, increase in interest payable to affiliates of $132,298, and a decrease in deferred revenue of $10,828.

For the year ended March 31, 2006, the Company used $863 for investing activities. All of the cash used by investing activities was for the purchase of equipment.

For the year ended March 31, 2006 cash provided by financing activities was $884,400. The amount represents $276,400 provided by the issuance of common stock, $643,000 which represents the proceeds from notes payable to a shareholder, and $35,000 which represents notes payable to affiliates and others which was reduced by $70,000 for the repayment of loans. Because of the continued net operating losses of the Company, the Company will not be able to continue as a going concern unless it is able to sell its shares or obtain third and/or related party loans. Although the principal shareholder and affiliates of the Company has been willing to lend funds to the Company in the past, there is no obligation for them to do so in the future. Without such funding, or the sale of its shares, the Company will have insufficient funds to execute its business plans for the next twelve months.


Results of Operations for the Nine Months Ended December 31, 2006 as Compared to the Nine Months Ended December 31, 2005

Revenues - The Company recorded revenue of $160,833 and $63,987 for the nine months ended December 31, 2006 and December 31, 2005, respectively. The revenue for the nine months ended December 31, 2006 consists of earnings of $33,633 from Licensing agreements to distribute 3rd Wish's music and sales of recordings to a related party of $127,200. Revenue for the nine months ended December 31, 2005 consists of earnings from licensing agreements to distribute "3rd Wish's music of $63,005 and live performances of $982.

Operating expenses - Operating expenses for the nine months ended December 31, 2006 were $952,794, an increase of 20% from $793,939 for the corresponding period ended December 31, 2005. The increase is primarily due to the significant increase in advertising expense of $771,950 offset by a net decrease in touring, travel, promotion and support for artist of approximately $612,000.

General and Administrative Expenses - General and administrative expenses increased by $536,221 or 189% to $820,515 for the nine months ended December 31, 2006 from $284,294 for the corresponding period ended December 31, 2005. This increase is primarily attributable to increased delivery expense of $42,182 and a non-cash consulting charge of $508,200.

Other Income (expense) -

For the nine months ended December 31, 2006, the Company recorded interest expense in the amount of $52,983, which relates to the expense on notes payable to a shareholder. This compares with interest expense on notes payable of $121,668 for the nine months ended December 31, 2005.

Liquidity and Capital Resources

As of December 31, 2006, the Company had cash of $22 and a deficit in working capital of $4,674,118. This compares with cash of $62,383 and a deficit in working capital of $3,523,659 as of March 31, 2006.

Cash used in operations decreased by $300,369 to $370,022 for the nine months ended December 31, 2006 from $670,391 for the corresponding period of the prior year. The decrease is attributable to a significant increase in non-cash expenses of $1,255,476, offset by a decrease in changes in operating assets and liabilities of $31,572, and an increase in net loss of $529,545.

Cash used in investing activities for the nine months ended December 31, 2006 was $2,030, which is due to equipment purchases.

Cash provided financing activities for the nine months ended December 31, 2006 was $309,691, which is primarily from the issuance of promissory notes of $356,050, and funding from the parent company of $84,695, offset by payments on notes payable of $131,055. This compares with $642,000 of cash being provided from financing activities during the nine months ended December 31, 2005, all from the issuance of promissory notes and funding from the parent company.

Historically, the Company has been funded by the sale of its parent's shares and loans from its related parties and others. However, the Company's continuation as a going concern is dependent upon its ability to continue receiving investment capital and obtaining loans to achieve a level of success that will enable it to sustain its operations. No assurance can be given that the Company will be successful in these efforts.


Environmental Matters

The Company is not aware of any environmental liability relating to its operations that would have a material adverse effect on the Company, its business, assets or results of operations.

Inflation

Inflation has not historically been a material effect on the Company's operations and is not expected to have a material impact on the Company or its operations in the future.

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Dependence on one or a few major customers

The Issuer has no dependence on one or a few major customers.



Item 3:           DESCRIPTION OF PROPERTY

The Company's administrative offices are located in a leased office facility located at 11637 Orpington Street, Orlando, Florida 32817. The facility contains approximately 2,000 square feet of office space. There is no lease on the facility nor is there a rental fee as the property is owned by the principal shareholder of the Company.


Item 4:           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of June 4, 2007 the name and the number of shares of the Company's Common Stock, par value $.001 per share, held of record or beneficially by each person who held of record, or was known by the Company to own beneficially, more than 5% of the 26,148,294 issued and outstanding shares of the Company's Common Stock, and the name and shareholdings of each director and of all officers and directors as a group.


Title of  Name of                   Amount and Nature               Percentage
Class     Beneficial Owner          of Beneficial Ownership (1)     of Class
--------  ----------------          ---------------------------     -----------
OFFICERS, DIRECTORS AND FIVE PERCENT SHAREHOLDERS

Common    Charles Camorata          200,000                         0.06%
Common    Karen Pollino             200,000                         0.06%
Common    Jeffrey Martin (1)        22,650,156                      77.7%

All officers and Directors
  as a Group (3) Persons            309,500                         1.1%


(1) Includes shares owned by Martin Consultants, Inc. and Am-Pac Investments.


Item 5:           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Information Regarding Present Directors and Executive Officers

The following table sets forth as of June 27, 2006, the name, age, and position of each executive officer and director and the term of office of each director of the Company.

Name                       Age      Title                              Director or Officer Since
Charles Camorata           51       President, Chief Executive         01-31-04
                                    Officer and Director
Karen Pollino              54       Secretary / Treasurer              01-31-04
                                    and Director

The following is the business background of each officer and director:

Charles Camorata. Mr. Camorata was a founder of and has been employed by Skreem Entertainment Corporation since August 1999 and was appointed Chief Executive Officer and director of the Company on January 31, 2004. From 1980-1999 he was the owner and president of Camorata Productions, Inc. an entity which composed, arranged and produced music as well as designed audio and visual systems for theme parks and recording studios. He has composed and published 35 musical arrangements.

Karen Pollino. Ms. Pollino joined Skreem Entertainment Corporation in August 1999 and was appointed Secretary/Treasurer and director of the Company January 31, 2004. From 1997 to 1999, Ms. Pollino was employed by Martin Consultants, Inc. as Secretary/Treasurer. From 1990 to 1997 she was employed by Sorex Medical of Salt Lake City where she had oversight responsibility of purchasing and customer service.

Except as indicated below, to the knowledge of management, during the past five years, no present or former director, or executive officer of the Company:

(1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor defenses);

(3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities:

      (i) acting as a future commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company or engaging in or continuing any conduct or practice in connection with such activity;

      (ii) engaging in any type of business practice; or

      (iii) engaging in any activity in connection with the purchased or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or other wise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity;

(5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated.

(6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.


Item 6:           EXECUTIVE COMPENSATION

The following tables set forth certain summary information concerning the compensation paid or accrued for each of the Company's last three completed fiscal years to the Company's or its principal subsidiaries chief executive officer and each of its other executive officers that received compensation in excess of $100,000 during such period (as determined at March 31, 2006, the end of the Company's last completed fiscal year):

Name                                Year             Compensation
-----------------------------------------------------------------
Charles Camorata                    2006             $ 50,000
Charles Camorata                    2005             $ 50,000
Karen Pollino                       2005             $ 18,350
Karen Pollino                       2006             $ 29,820
Kevin Monson *                      2004             None
Kevin Monson                        2003             None

* Resigned on January 31, 2004

Cash Compensation

There was no cash compensation, other than the $50,000 compensation to Charles Camorata and $29,820 compensation to Karen Pollino paid to any director or executive officer of the Company during the fiscal years ended March 31, 2006, and 2005.

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Bonuses and Deferred Compensation

None.

Compensation Pursuant to Plans.

None.

Pension Table

None.

Other Compensation

None.

Compensation of Directors.

None.

Termination of Employment and Change of Control Arrangement

There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person named in Cash Compensation set out above which in any way result in payments to any such person because of his resignation, retirement, or other termination of such person's employment with the Company or its subsidiaries, or any change in control of the Company, or change in the person's responsibilities following a changing in control of the Company.


Item 7:           CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

None



Item 8:           DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 55,000,000 shares of stock of which 50,000,000 are shares of common stock with a par value of $0.001 per share, and 5.000,000 shares of preferred stock, with a pat value of $0.001 per share. The holders of common stock (1) are entitled to one non-cumulative vote per share on all matters that the stockholders may vote on at meetings of stockholders; (2) do not have pre-emptive, subscription or conversion rights, and there are no redemption of sinking fund provisions applicable thereto; and
(3) are entitled to share ratably in the assets of the Company, after the payment of all debts and liabilities, available for distribution to holders of common stock upon the liquidation, dissolution or winding up of affairs of the Company.

Holders of shares of the common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares ("majority shareholders", when voting for the election or directors, can elect all of the directors and, in such situations, the holders of the remaining shares will not be able to elect as the Company's directors anyone other than those candidates supported by the majority shareholders. Holders of shares of the common stock are entitled to receive dividends if and when declared by the Board of Directors out of funds legally available therefore.


                                     PART II

Item 1: MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER RELATED SHAREHOLDER MATTERS

As of the date of this filing, there is no public market for the Company's common stock. As of March 1, 2007, 26,148,294 shares issued and outstanding are deemed to be "restricted securities" as defined in Rule 144 under the Securities Act. None of the Restricted shares may be sold except pursuant to a Registration Statement under the Securities Act of 1933. Thereafter, restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act.

In general, under Rule 144, any person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock, or the average weekly trading volume during the four calendar weeks preceding such sales. Sales under Rule 144 are also subject to the requirements as to the manner of sale, notice and availability of current public information about the Company. In addition, restricted shares, which have been beneficially owned for at least two years and which are held by non-affiliates, may be sold free of any restrictions under Rule 144.

Dividend Policy
The Company has never paid or declared a cash dividend on its Common Stock. The Board of Directors does not intend to declare or pay cash dividends in the foreseeable future. It is the current policy to retain all earnings if any, to support future growth and expansion.

Item 2:           LEGAL PROCEEDINGS

The Company is not a party to any pending litigation nor is it aware of any threatened legal proceedings.


Item 3:           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None


Item 4:           RECENT SALES OF UNREGISTERED SECURITIES

None


Item 5:           INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Certificate of Incorporation and By-laws provide that the Company will indemnify its directors and officers to the full extent authorized or permitted under Nevada law.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers and controlling persons of the Company, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is unenforceable.


SHARES ELIGIBLE FOR FUTURE SALE

         As of March 1, 2007, the Company had 26,148,294 outstanding shares of Common Stock. Of that number, a total of 26,148,294 shares are not registered hereby, are "restricted securities" as defined under Rule 144, and may not be sold except pursuant to a Registration Statement pursuant to the Securities Act of 1933, and thereafter, subject to the provisions of Rule 144 under the Securities Act of 1933.

         In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, including an Affiliate, who has beneficially owned Restricted Shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of:

         (i)  One percent of the outstanding shares of Common Stock; or

         (ii) The average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about Skreem Entertainment Corporation. In addition, a person who is not an Affiliate and has not been an Affiliate for at least three months prior to the sale and who has beneficially owned Restricted Shares for at least two years may resell such shares without regard to the requirements described above. Skreem Entertainment Corporation is unable to estimate the number of Restricted Shares that ultimately will be sold under Rule 144 because the number of shares will depend in part on the market price for the Common Stock, the personal circumstances of the sellers and other factors.

                        SKREEM ENTERTAINMENT CORPORATION
                          (A Development Stage Company)





                              FINANCIAL STATEMENTS
          WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             March 31, 2007 and 2006, and the period from inception,
                     August 19, 1999, through March 31, 2007




                        SKREEM ENTERTAINMENT CORPORATION
                          (A Development Stage Company)




                                                                                    Page

Report of Independent Registered Public Accounting Firm                              F-2

Financial Statements:

  Balance Sheet as of March 31, 2007                                                 F-3

  Statements of Operations for the years ended March 31, 2007, and 2006 and for
    the period from inception, August 19, 1999, through March 31, 2007               F-4

  Statements of Changes in Shareholders' Deficit for the period from inception,
    August 19, 1999, through March 31, 2007                                          F-5

  Statements of Cash Flows for the years ended March 31, 2007, and 2006 and the
    period from inception, August 19, 1999, through March 31, 2007                   F-7

Notes to Financial Statements                                                        F-8

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Stockholders and Board of Directors
Skreem Entertainment Corporation:


We have audited the accompanying balance sheet of Skreem Entertainment Corporation (the "Company"), a development stage company, as of March 31, 2007, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended March 31, 2007 and 2006, and for the period from inception, August 19, 1999, through March 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Skreem Entertainment Corporation as of March 31, 2007, and the results of its operations and its cash flows for the years ended March 31, 2007 and 2006, and for the period from inception, August 19, 1999, through March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 3 to the financial statements, the Company is in the development stage and has suffered recurring losses from operations and had a net capital deficit, which raises substantial doubt about its ability to continue as a going concern. Management plans to continue funding the operation through an affiliate owned by a major shareholder of the Company. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                         Ham, Langston & Brezina, L.L.P.


Houston, Texas
August 6, 2007

                          SKREEM ENTERTAINMENT CORPORATION
                            (A DEVELOPMENT STAGE COMPANY)
                                    BALANCE SHEET
                                   March 31, 2007



      ASSETS

Current assets:
    Cash and cash equivalents                                      $       339
    Related party receivable                                             5,158
    Due from affiliate                                                  13,078
                                                                   -----------
        Total current assets                                            18,575

Property and equipment, net of $46,716
    accumulated depreciation                                             2,943
                                                                   -----------

            Total assets                                           $    21,518
                                                                   ===========


LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities:
    Accounts payable and accrued liabilities                       $   142,987
    Related party payable                                                9,254
    Notes payable - shareholder                                        159,280
    Deferred revenue                                                    22,841
                                                                   -----------

        Total current liabilities                                      334,362
                                                                   -----------

Commitments and contingencies                                                -

Shareholders' deficit
  Preferred stock, par value $0.001, 5,000,000
      shares authorized, no shares issued and outstanding                    -
  Common stock, par value $0.001, 50,000,000
      shares authorized, 27,311,141 shares issued
      and outstanding                                                   27,311
  Paid-in capital                                                    6,576,009
  Deficit accumulated during the development stage                  (6,916,164)
                                                                   -----------

        Total shareholders' deficit                                   (312,844)
                                                                   -----------

            Total liabilities and shareholders' deficit            $    21,518
                                                                   ===========



                   The accompanying notes are an integral part
                          of these financial statements

                           SKREEM ENTERTAINMENT CORPORATION
                             (A DEVELOPMENT STAGE COMPANY)
                                STATEMENTS OF OPERATIONS



                                         Year Ended       Year Ended      Inception to
                                          March 31,       March 31,         March 31,
                                            2007            2006              2007
                                         -----------     -----------      ------------
Revenues                                $    163,041    $     64,937     $     351,766

Operating expenses                        (1,088,304)       (914,499)       (4,413,666)
General and administrative
  expenses                                  (829,750)       (357,598)       (2,186,169)
Impairment of loan receivable                                      -          (130,000)
                                         -----------     -----------      ------------

  Loss from operations                    (1,755,013)     (1,207,160)       (6,378,069)

Interest expense                             (55,489)       (169,369)         (538,095)
                                         -----------     -----------      ------------

Net loss                                $ (1,810,502)   $ (1,376,529)    $  (6,916,164)
                                         ===========     ===========      ============

Basic and diluted loss per share        $       (.45)   $     (21.85)
                                         ===========     ===========
Weighted average shares
  outstanding                              4,026,506          63,000
                                         ===========    ============


                   The accompanying notes are an integral part
                          of these financial statements

                        SKREEM ENTERTAINMENT CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                 STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT
             from inception, August 19, 1999, through March 31, 2007


                                                       Additional         Retained
                          Common          Stock         Paid-In           Earnings
                          Shares          Amount        Capital           (Deficit)        Total
                         --------        --------     -------------      -----------      -------
Balance at inception,
  August 19, 1999                 -    $         -    $           -     $          -    $         -

Issuance of common
  stock                      20,000             20                -                -             20

Net loss                          -              -                -          (84,021)       (84,021)
                        -----------    -----------    -------------     ------------    -----------

Balance at
  December 31, 1999          20,000             20                -          (84,021)       (84,001)

Net loss                          -              -                -         (230,879)      (230,879)
                        -----------    -----------    -------------     ------------    -----------

Balance at
  December 31, 2000          20,000             20                -         (314,900)      (314,880)

Net loss                          -              -                -         (494,816)      (494,816)
                        -----------    -----------    -------------     ------------    -----------

Balance at
  December 31, 2001          20,000             20                -         (809,716)      (809,696)

Net loss                          -              -                -         (384,590)      (384,590)
                        -----------    -----------    -------------     ------------    -----------

Balance at
  December 31, 2002          20,000             20                -       (1,194,306)    (1,194,286)

Reclassification of debt
  to equity                  43,000             43        1,581,940                -      1,581,983

Net loss                          -              -                -         (736,364)      (736,364)
                        -----------    -----------    -------------     ------------    -----------

Balance at
  December 31, 2003          63,000             63        1,581,940       (1,930,670)      (348,667)

Net loss                          -              -                -         (205,994)      (205,994)
                        -----------    -----------    -------------     -------------    ----------

Balance at
  March 31, 2004             63,000    $        63    $   1,581,940     $ (2,136,664)   $  (554,661)
                        ===========    ===========    =============     =============    ==========



                   The accompanying notes are an integral part
                          of these financial statements

                        SKREEM ENTERTAINMENT CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                 STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT
             from inception, August 19, 1999, through March 31, 2007



                                                             Additional        Retained
                             Common            Stock          Paid-In          Earnings
                             Shares            Amount         Capital          (Deficit)          Total
                            ---------         --------       ----------       -----------        -------
Balance at
  March 31, 2004                  63,000    $       63    $   1,581,940     $  (2,136,664)   $    (554,661)


Net loss                               -             -                -        (1,592,469)      (1,592,469)
                           -------------    ----------    -------------     -------------    -------------

Balance at
  March 31, 2005                  63,000            63        1,581,940        (3,729,133)      (2,147,130)


Net loss                               -             -                -        (1,376,529)      (1,376,529)
                           -------------    ----------    -------------     -------------    -------------

Balance at March 31,
  2006                            63,000            63        1,581,940        (5,105,662)      (3,523,659)

Shares issued for services       882,849           883          122,716                            123,599

Expenses paid by related
  party                                                         515,000                            515,000

Shares issued as dividend     26,365,292        26,365          (26,365)                                 -

Conversion of SKRM Interactive
  payable to equity                                           4,382,718                          4,382,718

Net loss                                                                       (1,810,502)      (1,810,502)
                           -------------    ----------    -------------     -------------    -------------

Balance at March 31,
  2007                        27,311,141        27,311        6,576,009        (6,916,164)        (312,844)
                           =============    ==========    =============     =============    =============


                   The accompanying notes are an integral part
                          of these financial statements

                        SKREEM ENTERTAINMENT CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS


                                                              Year Ended        Year Ended       Inception to
                                                               March 31,         March 31,           March 31,
                                                                 2007              2006              2007
                                                            ------------       ------------       ------------
Cash flows from operating activities:
  Net loss                                                $   (1,810,502)    $  (1,376,529)     $   (6,916,164)
  Adjustments to reconcile net loss to
    net cash used in operating activities:
    Depreciation expense                                           6,117             3,704              50,701
    Impairment of loan receivable                                      -                 -             130,000
    Accrued interest payable converted to equity                       -                 -             208,405
    Common stock issued for services                             122,716                 -             122,716
    Expenses paid by shareholder and affiliate                   515,000            68,770             636,796
    Payables converted to SKRM common stock                      770,674                 -             770,674
    Changes in operating assets and liabilities:
      Decrease (increase) in accounts receivable                       -           114,257                   -
      Decrease (increase) in related party receivable             (5,158)                -              (5,158)
      Decrease (increase) in prepaid expenses and deposits             -            35,616                   -
      Increase (decrease) in accounts payable
            and accrued liabilities                              (30,424)          159,363             202,241
      Increase in interest payable to affiliates                  55,489           132,298             272,679
      Increase (decrease) in deferred revenue                     (1,659)          (10,828)             22,841
                                                           -------------     -------------       -------------

        Net cash used in operating activities                   (376,864)         (873,349)         (4,503,386)
                                                           -------------     -------------       -------------

Cash flows from investing activities:
  Purchase of property and equipment                              (2,030)             (863)            (53,644)
  Loan receivable                                                      -                 -            (130,000)
                                                           -------------     -------------       -------------
        Net cash used by investing activities                     (2,030)             (863)           (183,644)
                                                           -------------     -------------       -------------

Cash flows from financing activities:
  Proceeds from parent company                                    81,617           276,400             659,945
  Proceeds from notes payable-other                                    -            20,000             385,000
  Proceeds from notes payable-shareholder                        280,550           643,000           1,803,550
  Proceeds from notes payable to affiliates                       63,000            15,000           2,502,191
  Principal payments on notes payable to affiliates                    -                 -            (140,000)
  Principal payments on notes payable-other                       (3,018)          (70,000)           (338,018)
  Principal payments on notes payable-shareholder               (105,299)                -            (185,299)
                                                           -------------     -------------       -------------
        Net cash provided by financing activities                316,850           884,400           4,687,369
                                                           -------------     -------------       -------------
Net decrease in cash and cash equivalents                        (62,044)           10,188                 339

Cash and cash equivalents, beginning of year                      62,383            52,195                   -
                                                           -------------     -------------       -------------
Cash and cash equivalents, end of year                    $          339     $      62,383      $          339
                                                           =============     =============       =============



                   The accompanying notes are an integral part
                          of these financial statements

                        SKREEM ENTERTAINMENT CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS

Note 1 - ORGANIZATION

Skreem Entertainment Corporation ("SKREEM" or "The Company") is a development stage company that was incorporated in Nevada on August 19, 1999 and was formed to promote, finance and manage artists and projects in the music industry and is located in the State of Florida.

The Company was a wholly owned subsidiary of SKRM Interactive, Inc. (formerly Skreem Entertainment Corporation, a Delaware Company) for all periods presented until the Board of Directors of SKRM Interactive, Inc. (formerly Skreem Entertainment Corporation, a Delaware Company)("SKRM") approved the spin-off of the company on November 30, 2006. The transaction was effective on February 5, 2007 and each holder of SKRM's common stock on February 5, 2007 received one (1) share of SKREEM stock held on that date.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All significant inter-company balances and transactions, including inter-company profits and unrealized profits and losses are eliminated on consolidation.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist primarily of money market funds and commercial paper. The Company occasionally maintains cash balances with financial institutions in excess of insured limits. The Company does not anticipate any losses with such cash balances.

Accounts Receivable

The Company grants credit to its customers generally in the form of short-term trade accounts receivable. Accounts receivable are stated at the amount that management expects to collect from outstanding balances. The Company periodically reviews its accounts receivable for collectability, and has determined that no allowance for doubtful accounts is warranted at March 31, 2007.

Advances to Artists

The Company advances monies to artists upon the artist signing the "Exclusive/Recording Artist Agreement." An advance paid to an artist shall be reported as an asset if the past performance and current popularity of the artist to whom the advance is made provide a sound basis for estimating that the amount of the advance will be recoverable from future royalties to be earned by the artist. Any portion of advances that subsequently appear not to be fully recoverable from future royalties to be earned by the artist shall be charged to expense during the period in which the loss becomes evident.

Property and Equipment

Property and equipment are stated at cost. Provisions for depreciation are computed using the double-declining method based on the estimated useful lives of the assets, generally three to seven years. Expenditures that increase the value or extend the life of the asset are capitalized, while cost of maintenance and repairs are expensed as incurred. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized.

In accordance with Statement of Financial Accounting Standards (SFAS) No.144, "Accounting for the Impairment or Disposal of Long-lived Assets", the Company examines the possibility of decrease in value of fixed assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Contingencies

We account for loss contingencies in accordance with SFAS No. 5, "Accounting for Contingencies." Accordingly, when management determines that it is probable that an asset has been impaired or a liability has been incurred, we accrue our best estimate of the loss if it can be reasonably estimated. Our legal costs related to litigation are expensed as incurred.

Record Masters

A record master borne by the Company is reported as a cost of production when the past performance and current popularity of the artist does not provide a sound basis for estimating that the cost will be recovered from future sales.

Revenue Recognition

Revenue is recognized in accordance with Staff Accounting Bulletin No. 104 ("SAB 104") when persuasive evidence of an arrangement exists, the price to the buyer is fixed or determinable; delivery has occurred or services have been rendered; and collectability is reasonably assured.

Revenue from the distribution of recordings under license and distribution agreements is recognized as earned under the criteria established by Statement of Financial Accounting Standard No. 50. Revenue is generally recognized when the Company receives an "accounting" of recordings sold with payment from the licensee. In the event the Company has not received an "accounting" from the licensee and if the Company has information related to the licensed use of recordings that would result in the revenue being fixed and determinable, and collection is reasonably assured, then revenue is recognized in the periods in which the license revenue is earned. Minimum guarantees (advances) received from licensees are recorded as deferred revenue and are amortized over the performance period, which is generally the period covered by the agreement.

Advertising Costs

All costs related to general advertising are charged to expense as incurred. For the year ended March 31, 2007 and 2006, the Company incurred total advertising expense of $772,567 and $1,266, respectively. The advertising expense in 2007 was significantly higher than the previous year. SKRM Interactive, Inc. issued SKRM common stock for advertising services for SKREEM to Hobson, Bowersock & Associates, LLC in the amount of $250,000. The Company also received advertising services from Hobson, Bowersock & Associates, LLC for $515,000 which were paid for directly by Jeffrey Martin, a major shareholder in the company.

Operating Expenses

Operating expenses include music production costs, artist compensation costs, and other operating expenses. The company enters into production, promotion and related consulting agreements in the ordinary course of business.

Income Tax

Income taxes are accounted for using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce net deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Loss Per Share

In accordance with SFAS No. 128, "Earnings Per Share," we report basic loss per common share, which excludes the effect of potentially dilutive securities, and diluted loss per common share, which includes the effect of all potentially dilutive securities unless their impact is anti-dilutive.

Stock-Based Compensation

We may, from time to time, issue common stock, stock options or common stock warrants to acquire services or goods from non-employees. Common stock, stock options and common stock warrants issued to persons other than employees or directors are recorded on the basis of their fair value, as required by EITF Issue 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

Impact of Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective beginning January 1, 2007. The Company does not expect the adoption of FIN 48 to have a material impact on its financial condition or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurement". Statement No. 157 provides a common definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. However, this Statement does not require any new fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of Statement No. 157 to have a material impact on the financial statements. We are currently assessing the effect, if any; the adoption of SFAS 157 will have on our financial statements and related disclosures.

In September 2006, the SEC issued SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB No. 108"). SAB No. 108 was issued in order to eliminate the diversity in practice surrounding how public companies quantify financial statement misstatements. SAB No. 108 requires that registrants quantify errors using both a balance sheet (iron curtain) approach and an income statement (rollover) approach and then evaluate whether either approach results in a misstated amount that, when all relevant quantitative and qualitative factors are considered, is material. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The Company adopted SAB No. 108 during 2006. The adoption of SAB No. 108 did not have a material effect on the Company's financial statements. The Company does not expect the adoption of SAB No. 108 to have a material impact on its financial condition or results of operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "The Fair Value Option for Financial Assets and Financial Liabilities--Including an Amendment of FASB Statement No. 115". Statement No. 159 permits entities to choose to measure certain financial instruments and other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Unrealized gains and losses on any item for which we elect the fair value measurement option would be reported in earnings. Statement No. 159 is effective for fiscal years beginning after November 15, 2007, provided we also elect to apply the provisions of SFAS 157 at the same time. We are currently assessing the effect, if any; the adoption of SFAS 159 will have on our financial statements and related disclosures.

Note 3 - GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company sustained losses of $1,810,502 and $1,376,529 for the year ended March 31, 2007 and the year ended March 31, 2006, respectively. The Company had an accumulated deficit of $6,916,164 at March 31, 2007. These factors raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company is highly dependent on its ability to continue to obtain investment capital and loans from an affiliate and shareholder in order to fund the current and planned operating levels. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to bring in income generating activities and its ability to continue receiving investment capital and loans from an affiliate and shareholder to sustain its current level of operations. No assurance can be given that the Company will be successful in these efforts.

Note 4 - PROPERTY AND EQUIPMENT

Property and Equipment is comprised of the following:


                                                             March 31, 2007
                                                             --------------
Furniture                                                    $       18,161
Music and computer equipment                                         31,498
                                                             --------------
Total Property and Equipment                                         49,659
     Less accumulated depreciation                                  (46,716)
                                                             --------------
Property and Equipment, net of accumulated depreciation      $        2,943
                                                             ==============

Depreciation expense was $6,117 and $3,704 for the years ended March 31, 2007 and 2006, respectively.


Note 5 - NOTES PAYABLE - RELATED PARTIES

Shareholder

Jeffery D. Martin is a major shareholder of SKREEM and from time to time loans the company working capital. Mr. Martin's loan activity for the year ended March 31, 2007 has been summarized in the following table:

Notes payable - shareholder                                  March 31, 2007
                                                             --------------
Beginning balance, April 1, 2006                             $      530,345

Issued June 30, 2006                                                 30,000
Issued September 30, 2006                                           126,700
Issued December 31, 2006                                             88,850
Issued March 31, 2007                                                35,000
                                                             --------------
Total notes issued for the year ended March 31, 2007                280,550
                                                             --------------

Interest accrued for year ended March 31, 2007                       20,618
                                                             --------------
Subtotal                                                            831,513

Less:
Conversion of debt to SKRM Interactive, Inc. common stock          (566,934)
Payment made to reduce the balances                                (105,299)
                                                             --------------

Notes payable - shareholder                                  $      159,280
                                                             ==============

On June 30, 2006, Jeffrey D. Martin, a major stockholder loaned SKREEM $30,000 was issued two promissory notes for $20,000 and $10,000. The notes are payable on demand and bear interest at the rate of 8% and 17.49%, respectively. Interest on the notes began to accrue on July 1, 2006. The notes are secured by the assets of SKREEM. During the quarter ended June 30, 2006, SKREEM paid $14,000 reducing the principal balance on the loans.

On September 22, 2006, notes payable to Jeffrey Martin totaling $566,934 included related interest payable of $79,164 was converted to 251,970 shares of SKRM Interactive, Inc.'s common stock at $2.25 per share. Due to the related party nature of the transaction, no gain was recorded for the difference between the conversion price and the market price at the date of conversion.

On September 30, 2006, Jeffrey D. Martin a major stockholder loaned SKREEM $126,700 with two promissory notes. The notes are payable on demand. The $126,700 note bears interest at the rate of 8% and interest on this note begins to accrue on October 1, 2006. The $20,000 note bears interest at approximately 17.49% per annum. The notes are secured by the assets of SKREEM. During the quarter ended September 30, 2006, SKREEM paid $1,500 reducing the principal balance on the loans.

On December 31, 2006, Jeffrey D. Martin a major stockholder loaned SKREEM $88,850 with multiple notes. The notes are payable on demand and bear interest at the rate of 8% and interest on this note begins to accrue on January 1, 2007. The notes are secured by the assets of SKREEM. During the quarter ended December 31, 2006, SKREEM paid $87,054 reducing the principal balance on the loans.

On March 31, 2007, Jeffrey D. Martin a major stockholder loaned SKREEM $35,000 with two promissory notes of $25,000 and $10,000. The notes are payable on demand and bear interest at the rate of 8% and interest on these notes begin to accrue on April 1, 2007. The notes are secured by the assets of SKREEM. During the quarter ended March 31, 2007, SKREEM paid $2,745 reducing the principal balance on the loans.

Affiliates

On January 27, 2004, the Company borrowed $39,592 from JT Investments, Ltd. The note is unsecured, bears interest at the rate of 8% per year and is payable on demand. The Company recorded interest expense of $1,328 and $3,167 related to the note for the years ended March 31, 2007 and 2006, respectively. The note and interest payable totaled $47,819 at September 22, 2006. The balance of $47,819 was converted on September 22, 2006 to 22,087 shares of SKRM Interactive, Inc. common stock at a price of $2.25 per share. Due to the related party nature of the transaction, no gain was recorded for the difference between the conversion price and the market price at the date of conversion.

As of September 22, 2006, the balance of notes payable to Martin Consultants, Inc., a company owned by Jeffrey D. Martin, was $942,028. The notes all bear interest at the rate of 8% per year and are secured by assets of the Company. The Company recorded interest expense of $30,021 and $ $70,323 related to these notes for the year ended March 31, 2007 and 2006, respectively. On September 22, 2006, the notes payable of $942,028 and the accrued interest payable of $159,958 which totaled $1,101,987 was converted to 489,772 shares of SKRM Interactive, Inc.'s common stock at $2.25 per share. Due to the related party nature of the transaction, no gain was recorded for the difference between the conversion price and the market price at the date of conversion.

The activity for the year ended March 31, 2007 for Martin Consultants, Inc. is as follows:

         Date of Note                                             Amount
                                                              -------------

         December 31, 2003                                    $     304,000
         January 7, 2004                                             20,000
         February 15, 2004                                           20,000
         February 25, 2004                                           20,000
         March 8, 2004                                               10,000
         March 11, 2004                                              12,000
         March 15, 2004                                              10,000
         March 24, 2004                                              15,000
         March 31, 2004                                              10,000

         April 6, 2004                                               10,000
         April 12, 2004                                              10,000
         July 23, 2004                                               20,000
         July 30, 2004                                               10,000
         January 7, 2005                                            400,000
         March 31, 2005                                               8,028
         June 30, 2006                                               40,000
         August 28, 2006                                             23,000
                                                             --------------
         Subtotal                                                   942,028

         Interest payable                                           159,958
                                                             --------------
         Total                                                    1,101,987

         Conversion of debt to 489,772 shares of
             SKRM Interactive, Inc. common stock on
             September 22, 2006                                  (1,101,987)
                                                             --------------
Notes payable - Martin Consultants                           $            -
                                                             ==============

On September 22, 2006, notes payable to affiliates(AM-PAC Investments and Jeffery Martin (formerly Sugarcreek Capital, LLC.) totaling $120,404 and related interest payable of $5,405 were converted to 53,513 shares of SKRM Interactive, Inc.'s common stock at $2.25 per share. Due to the related party nature of the transaction, no gain was recorded for the difference between the conversion price and the market price at the date of conversion.

Note 6 - SHAREHOLDERS' EQUITY

On March 5, 2007, SKREEM issued 882,849 shares of common stock to Sterling LLC for consulting services. Under the guidance of Emerging Issues Task Force Abstracts Issue No. 96-18 ("EITF 96-18")"Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services", the Company has valued the shares at $.14 per share based on market trading activity on March 5, 2007. The fair value was recorded in equity of $123,599.

On September 30, 2006, Jeffrey Martin, SKREEM's major shareholder, paid directly to Sterling LLC. consulting expenses relating to research, market review and strategic analysis of $515,000 with an offset to paid-in capital of $515,000 in accordance with EITF 96-18 and SAB 107 Topic 5.T.

The Board of Directors of SKRM Interactive, Inc. (formerly Skreem Entertainment Corporation, a Delaware Company) ("SKRM") approved the spin-off of the Company on November 30, 2006. The transaction was effective on February 5, 2007 and each holder of SKRM's common stock on February 5, 2007 received one (1) share of SKREEM stock ("dividend") held on that date. The dividend shares totaled 26,365,292 on February 5, 2007. No value has been given to this transaction since the dividend shares were issued as part of the spin-off of SKREEM.

On February 5, 2007, the Company converted $4,382,718 of Payables to SKRM Interactive, Inc. to additional paid-in capital.

Note 7 - LOSS PER SHARE

Basic loss per share is computed by dividing net loss attributable to common stock by the weighted average number of common stock outstanding during each period. In calculating diluted earnings per share we used the "if converted" method.

The denominator can also change as the related number of weighted average shares may be affected. For potential dilutive options or warrants that are dilutive, the treasury stock method is applied to determine the number of weighted average shares to be included as dilutive earnings or loss per share. The Company currently has no options or warrants outstanding.

For the year ended March 31, 2007 and 2006, basic and diluted loss per share is the same.

Note 8 - INCOME TAX

For the years ended March 31, 2007 and 2006, there are no current provision for income taxes and the deferred tax benefit have been entirely offset by valuation allowances. The difference between the amounts of income tax benefit that would result from applying domestic federal statutory income tax rates to the net loss and the net deferred tax assets is related to certain nondeductible expenses, state income taxes, and the change in the valuation allowance. The following table sets forth a reconciliation of federal income tax for the years ended March 31, 2007 and 2006, respectively.

                                                  Year Ended       Year Ended
                                                March 31, 2007   March 31, 2006
                                                --------------   --------------
Loss before income taxes                         $  (1,810,502)   $  (1,376,519)

Income tax benefit computed at statutory rates        (615,571)        (468,020)
Increase in valuation allowance                        635,177          628,732
Permanent differences                                    1,452            2,871
Adjustment to deferred tax assets                      (21,058)        (163,583)
                                                --------------   --------------
Total Benefit                                    $           -    $           -
                                                ==============   ==============

As of March 31, 2007, the Company has net operating loss carryforwards of approximately $3,926,082. The carryforwards begin to expire in the year 2026. The Company's net operating loss carry forwards may be subject to annual limitations, which could reduce or defer the utilization of the losses as a result of an ownership change as defined in section 382 of the Internal Revenue Code. The tax effects of the temporary differences between reportable financial statement income and taxable income are recognized as a deferred tax asset and liability.

Significant components of the deferred tax assets are set out below along with a valuation allowance to reduce the net deferred tax asset to zero. In order to comply with generally accepted accounting principles, management has decided to establish the valuation allowance because of the potential that the tax benefits underlying deferred tax asset may not be realized. Significant components of the Company's deferred tax asset at March 31, 2007 are as follows:

                                                                 Year Ended
                                                             March 31, 2007
                                                             --------------

Net operating loss carryforwards                              $   1,334,868
Deferred revenues                                                   (18,824)
Less:  Valuation allowance                                       (1,316,044)
                                                             --------------

Net deferred tax assets                                       $           -
                                                             ==============

Note 9 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest and Income Taxes Paid

During the twelve months ended March 31, 2007 and 2006, approximately $3,018 and $ 35,780 was paid for interest, respectively. No cash was paid for income taxes during either of these periods.

Non-cash Disclosures

On September 22, 2006, SKRM Interactive, Inc. issued 817,342 shares of SKRM common stock for the conversion of related party debt and accrued interest payable of $1,839,021 for SKREEM.

On February 5, 2007, the Company converted $4,382,718 of Payables to SKRM Interactive, Inc. to additional paid-in capital.

The Board of Directors of SKRM Interactive, Inc. (formerly Skreem Entertainment Corporation, a Delaware Company) ("SKRM") approved the spin-off of the Company on November 30, 2006. The transaction was effective on February 5, 2007 and each holder of SKRM's common stock on February 5, 2007 received one (1) share of SKREEM stock ("dividend") held on that date. The dividend shares totaled 26,365,292 on February 5, 2007. No value has been given to this transaction since the dividend shares were issued as part of the spin-off of SKREEM.

Note 10 - RELATED PARTY REVENUE

During the year ended March 31, 2007, there were unsold recordings returned to the Company by Cheyenne Records. Am-Pac Investment (Am-Pac) purchased these remaining recordings and the Company recorded the sales of $127,200 as related party revenue. Am-Pac is owned by Jeffery Martin, a major shareholder of the Company.

NOTE 11 - RELATED PARTY TRANSACTIONS

Related party payables at March 31, 2007, consisted of $9,254 for health insurance.

Additionally, notes payable to affiliates and a major shareholder at March 31, 2007 are presented at Note 6.

The Company promotes an artist who is the son of the Company's major shareholder. Total advances to the son are approximately $487,812 as of March 31, 2007.

On March 1, 2003, the Company entered into an agreement with All Star Consulting that established a fee of $5,000 per month, plus rent of an apartment and lease of a car, for services rendered as a Manager of artists in Germany. Effective January 2005, the agreement was amended to increase the fee paid to All Star Consulting to $6,500 per month. Effective January 2006, the agreement was amended to increase the fee paid to All Star Consulting to $7,000 per month. Tony Harrison, a Vice President and Director of the Company, owns All Star consulting. The consulting agreement was terminated in July 2006. In connection with the agreement, the Company expensed promotion fees of approximately $49,000 and $78,000 for the years ended March 31, 2006 and 2005, respectively.

NOTE 12 - LEASE COMMITTMENTS

There are no significant future minimum non-cancelable lease payments to be made after March 31, 2007 as all significant lease commitments have been met.

NOTE 13 -CONCENTRATIONS OF RISK AND MAJOR CUSTOMERS

The Company is economically dependent on an affiliate owned by the Company's major shareholder. The Company is dependent on the success of the Artists. The talent would be difficult to replace.

The license revenues from the following sources make up the largest concentration of major customers for the Company:

                                       As of         Percent of           As of          Percent of
                                   March 31, 2007   Total Revenue     March 31, 2006    Total Revenue
                                   --------------      -------         -------------         -----
Am-Pac (related party revenue)     $   127,200         78.02%          $         -            0.00%
Cheyenne Records                             -          0.00%               25,271           38.92%
NRJ Music                               28,748         17.63%               33,830           52.10%

Note 14 - ADVERTISING AND PROMOTIONAL SERVICE AGREEMENT

On May 24, 2006, SKREEM hired Hobson, Bowerstock, & Associates, LLC (HLB) under a one-year agreement to prepare and implement a promotional campaign in exchange for 1,000,000 shares of common stock. During the quarter ended June 30, 2006, SKREEM's parent issued 250,000 shares and SKREEM recorded advertising expense of $250,000 in accordance with EITF 96-18. During the quarter ended December 31, 2006, a major shareholder of SKREEM paid directly to HLB $515,000 and SKREEM recorded advertising expense with an offset to paid-in capital of $515,000 in accordance with EITF 96-18 and SAB 107 Topic 5.T. During the quarter ended December 31, 2006, SKREEM terminated the agreement and no additional shares were issued and no additional services were provided.

Note 15 -STRATEGIC RESEARCH & ANALYSIS AGREEMENT

On July 1, 2006, SKREEM hired Sterling LLC (Sterling) under a 2-year agreement to do research, market review and strategic analysis and to provide review and planning services in exchange for 3,000 shares per month for year one and 5,000 shares per month for year two of SKREEM's parent's common stock, and additional incentives as described in the agreement. On November 1, 2006, the agreement was amended to require SKREEM's parent to pay Sterling 30,000 shares per month, paid one year in advance, for a total of 360,000 shares as additional incentive SKREEM as described in the addendum. In the quarter ending March 31, 2007, the contract was terminated. In accordance with EITF 96-18, SKREEM's parent company issued 372,000 of its common stock and SKREEM recorded total expenses of $525,750 for the year ended March 31, 2007 with an offsetting entry to "Payable to SKRM Interactive".

NOTE 16 - PRODUCTION AGREEMENT

On June 13, 2006, Skreem entered into an agreement with 1171 Productions (1171) for the purpose of creating interest in and securing meeting opportunities of the "Star Maker" reality series. Skreem shall pay a commission of 5% of the net profits of the "Star Maker" series worldwide. In addition, Skreem agrees to use 1171 in the production of the series. Skreem has not recorded any transactions related to this agreement.

NOTE 17 - DISTRIBUTION AGREEMENT

On July 7, 2006, Skreem hired MD Lavert & Associates dba Nothing Else Works
(NEW) which grants NEW exclusive rights to distribute designated albums for Skreem in the U.S. and Canada. NEW shall retain a retail marketing and distributing fee of 25% per artist of Skreem`s wholesale price from sales of albums Skreem has not recorded any transactions related to this agreement.

NOTE 18 - NU-SOL AGREEMENT AND IMPAIRMENT

During May 2000, the Company entered into a financing agreement with Nu-Sol Productions, Inc. (NU-SOL). The purpose of the agreement is for NU-SOL to produce, manufacture, market, and commercially exploit the first LP by Precious Francis "Precious" entitled "Big Girls Don't Cry" and singles derived from the LP (the Property). The Company funded costs and expenses of $130,000 with respect to the production, manufacturing, marketing, and exploitation of the Property. Under terms established by the NU-SOL agreement, net revenues are to be distributed first to the Company, until the Company recoups 100% of the $130,000 advanced plus an additional $39,000. Thereafter, the Company receives 30% of all net revenues. The Company originally recorded the advance to NU-SOL as a loan receivable, but during 2001, the Company deemed the advance uncollectible and recognized an impairment charge.

NOTE 19 - DISTRIBUTION AND SERVICE AGREEMENTS

During May 2004, the company entered into a five and one-half year Distribution and Service Agreement with Cheyenne Records GmbH (Cheyenne). The agreement grants Cheyenne certain exclusive rights to distribute and sell recordings by 3rd Wish in Germany, Switzerland and Austria. Under the agreement, Cheyenne is to receive a distribution and service fee of 45% of all net receipts (gross receipts less Value Added Tax of approximately 16%). The agreement requires Cheyenne to perform certain services including booking commercial concerts and concert tours, securing personal appearances of "3rd Wish", securing advertising, endorsements and related activities of "3rd Wish", and music publishing/sub-publishing throughout the territory. In consideration for these services except music publishing/sub-publishing, Cheyenne is to receive 35% of all net receipts paid by third parties. The agreement provides for the Company/Cheyenne to split music publishing revenues on a 75%/25% basis. The Company recorded license revenue of $0 and $19,774 for the years ended March 31, 2007 and 2006 respectively.

During April 2005, the Company entered into a 5.5 year Distribution and Service Agreement with Cheyenne Records GHbh (Cheyenne). The agreement grants Cheyenne certain exclusive rights to distribute and sell recordings of the artist "Pat Moe" in Germany, Switzerland and Austria. Cheyenne is to receive a distribution and service fee of 30% to 36% of all net receipts (gross receipts less Value Added Tax of approximately 16%). In addition, Cheyenne will perform certain services including booking commercial concerts and concert tours, securing personal appearances of "Pat Moe", securing advertising, endorsements, and related activities of "Pat Moe" and music publishing/subpublishing throughout the territory. In consideration for these services, except music publishing/subpublising, Cheyenne is to receive 15-30% of all net receipts. The Company/Cheyenne shall split music publishing revenues on a 75%/25% basis. The Company has not recorded any revenue related to this agreement.

NOTE 20 - BUSINESS MANAGEMENT AGREEMENT

On June 14, 2005, the Company entered into a business management agreement with Mr. Andy Lai for services performed in Asia that continues in until written notice of termination is given by either party. Mr. Lai is to act as Business Manager and his services include contract negotiations, securing recordings distribution, arranging live performances and tours, securing of sponsorships, as well as other business activities that are necessary for the advancement of the artists that are represented by the Company. Under the agreement, the Company is to compensate Mr. Lai ten percent (10%) of the net revenues collected as a direct result of his negotiations in Asia and should the Company through its own resources enter into a recording or distribution agreement with a major company and the agreement includes Asia, Mr. Lai is to be compensated five percent (5%) of the net revenues resulting from such agreement. The Company has not recorded any transactions related to this agreement. On December 14, 2005, the Company terminated the agreement.

NOTE 21 - LICENSE AGREEMENTS

On October 11, 2004, the Company entered into a fifteen-year license agreement with Three8 Music Limited (Three8). The terms of the license agreement grant Three8 all rights to the single release by "3rd Wish" entitled "Obsession" in the United Kingdom and Eire, for which the Company earns royalties of 19% calculated on 100% sales of Three8's published dealer price less certain packaging deductions. Additionally, for any third party licensing or digital delivery, the Company is to receive 50% of Three's net United Kingdom sourced royalty receipts. In connection with the license agreement, the Company received a $15,000 advance that was initially recorded as deferred revenue and will be recognized as revenue as license fees are earned under the agreement. At March 31, 2007 and 2006, the accompanying financial statements reflect license fees of $1,000 in each year. For the year ended March 31, 2007 the Company has deferred revenue of $12,500 related to this agreement.

On November 12, 2004, the Company entered into a five year license agreement with NRJ Music (NRJ). The license agreement grants NRJ the exclusive right to the audio and/or audiovisual recordings of "3rd Wish" for the purpose of reproducing them on all media in France, Dom Tom, Andorra, Monaco, and Belgium. In consideration of the exclusive rights granted, JR shall pay the Company a royalty for sales (less returns) of 19-22% in France, Dom Tom, Andorra and Monaco and 13-15% in Belgium. In addition the Company may earn additional royalties related to phonograms, videograms, and other digital media as defined in the agreement. In connection with the license agreement, the Company received a $16,822 advance that was initially recorded as deferred revenue and will be recognized as revenue as license fees are earned under the agreement. For the years ended March 31, 2007 and 2006, the accompanying financial statements reflect license fees of $28,748 and $33,860, respectively relating to this agreement. Also, for the year ended March 31, 2007, the Company has deferred revenue of $0 relating to this agreement.

On November 26, 2004, the Company entered into a five-year license agreement with Shock Records Pty Ltd (Shock). The license agreement grants Shock the exclusive right to the single release by "3rd Wish" entitled "Obsession" in Australia and New Zealand. Under the license agreement the Company is to receive royalties of 18-22% of net sales, which excludes any sales tax and includes any discounts. Shock retains the right to license the recording for third party, compilation and synchronization use in the territory and the Company shall receive 50% of any third party income. Shock retains exclusive right to copy, extract, digitally encode, sell, distribute, and otherwise exploit the recording in digital format via any interactive technology. In connection with the license agreement, the Company received a $5,150 advance that was initially recorded as deferred revenue and will be recognized as revenue as license fees are earned under the agreement. For the years ended March 31, 2007 and 2006, the accompanying financial statements reflect license fees of $1,030 in each year. The company has deferred revenue at March 31, 2007 of $2,661 related to this agreement.

On December 14, 2004, the Company entered into a three-year license agreement with NMC Music Ltd. (NMC). The license agreement grants NMC exclusive rights to the single release by "3rd Wish" entitled "obsession" in Israel. The Company shall receive royalties of 18% calculated on 100% of net sales. For the years ended March 31, 2007 and 2006, the Company recorded revenue of $0 and $987, respectively, relating to this agreement.

On January 17, 2005, the Company entered into a three-year license agreement with Megaliner Records (Megaliner). The license agreement grants Megaliner exclusive rights to the single release by "3rd Wish" entitled "Obsession" including all available remixes. The territories covered by the license agreement with Megaliner includes Russia, Azerbaijan, Armenia, Georgia, Moldova, Kazakhstan, Kyrgyzstan, Tajikistan, Uzbekistan, Turkmenistan, Ukraine, Republic of Belarus, Lithuania, Latvia and Estonia. Under the terms of the agreement the Company is to receive royalties of 20% of the published dealer price with no deductions allowed. In addition the Company/Megaliner shall split any third party income and broadcasting income on a 60%/40% basis. In connection with the license agreement, the Company has received advances of $750 and $500 and will record the advance as revenue as earned under the agreement. For the years ended March 31, 2007 and 2006, the accompanying financial statements reflect license fees of $335 and $270, respectively. At March 31, 2007 the Company has deferred revenue of $500 relating to this agreement.

On February 14, 2005, the Company entered into a license agreement with VIDISCO. The license agreement grants VIDISCO exclusive rights to the single release by "3rd Wish" entitled "Obsession" in Portugal. The Company shall receive royalties of 18% calculated on 100% net sales.

On September 6, 2005, the Company entered into a five and one-half year license agreement with Planet Records Italy (Planet). The license agreement grants Planet the exclusive rights for an Album (TBA Title) by "3rd Wish" in Italy. Under the license agreement the Company is to receive a royalty rate of 20% of net sales. The Company granted Planet a digital download distribution license agreement that will include all digital and wireless platforms on a non-exclusive basis in Italy only and will be split on a 60/40 basis. In connection with the license agreement the Company received an advance of $7,127 that was initially recorded as deferred revenue and will be recognized as revenues as license fees are earned under the agreement. For the years ended March 31, 2007 and 2006, , the accompanying financial statements reflect license fees of $1,296 and $734, respectively. For the year ended March 31, 2007 the Company has deferred revenue of $5,097 relating to this agreement.

During the quarter ended June 30, 2006, Skreem hired Zero Degrees Entertainment
(Zero) under a 5-year agreement which grants Zero certain exclusive rights to distribute and sell recordings of the artist "3rd Wish" in France (including Dom-Tom, Monaco and Andorre). Skreem shall receive royalties of 17% to 20% calculated on 100% net sales. In addition, Skreem may earn third party and other income as defined in the agreement. Skreem has not recorded any transactions related to this agreement.

NOTE 22 - MUSIC VIDEO PRODUCTION AGREEMENTS

During the year ended March 31, 2005, the Company entered into Music Video Production Agreements with 1171 Production Group (Production Company). Production Company produced music videos embodying performances by "3rd Wish" and "Pat Moe'. As of March 31, 2005 all contractual obligations have been completed. The Company has recorded total video production expenses of $406,525 related to these agreements. No expenses were recorded in the year ended March 31, 2007.

NOTE 23 - CONTENT LICENSE AGREEMENT

On September 10, 2004, the Company entered into a Content License Agreement with JAMBA!AG (JAMBA) for the distribution of mobile content including ring tones, wallpaper, and logos through the JAMBA service and JAMBA Network. The Content License Agreement is non-exclusive and covers the territories of Germany, Switzerland, and Austria. The term of the agreement commences on the date of the agreement and terminates upon a three month written notice by either party. In consideration of the authorizations granted to JAMBA in the agreement, JAMBA will pay the Company a license fee from all paid and successfully completed downloads of content by end users as set forth in the agreement, which shall be calculated from the net revenue (revenue less value added tax.) In accordance with SAB 104, the Company records revenue related to the Content License Agreement when the license revenue is fixed or determinable and collectibility is reasonably assured. The Company recorded revenue of $401 and $829 related to this agreement in the year ended March 31, 2007 and 2006, respectively.

NOTE 24 - VIDEO RINGTONE AND PROMOTION VIDEO LICENSE AGREEMENT

On March 9, 2005, the Company entered into a Framework Master and Video Ringtone and Promotion Video License Agreement ( Framework Agreement) with Jamster International Sarl (Jamster) whereas Jamster desires to distribute Master Ringtones and Video Ringtones of certain of the Company's tracks to include excerpts of certain of the Company's promotion video clips into such television advertising campaigns. The video description, license period, territory, exclusivity and any other rights granted to Jamster shall be described in each case by signature of an individual written order form. The term of the Framework Agreement shall remain effective unless terminated by either of the parties. In consideration of the rights granted in the order form(s), Jamster shall pay the Company for each fully paid and completed download of the Ringtone in its monophonic, polyphonic Master and Video Ringtone version a lump sum of $0.40 for Master Ringtones/Video Ringtones and $0.15 for tones which trigger a new subscription between end user consumer and distributor as compensation for the use of the video. The Company has not recorded any revenue related to this agreement. In accordance with SAB 104, the Company will record revenue related to the Framework when the license revenue is fixed or determinable and collectibility is reasonably assured.

NOTE 25 - PUBLISHING AGREEMENT

On January 17, 2002, the Company entered into a publishing agreement with Broadcast Music, Inc. (BMI) for the period from July 1, 2001 to June 30, 2006. In accordance with the agreement, the Company sold, assigned and transferred to BMI, its successors or assigns all rights which the Company owned or acquired publicly to perform, and to license others to perform, anywhere in the world and part or all musical compositions; the non-exclusive right to record, and to license others to record, any part or all of any of the musical compositions on electrical transcriptions, wire, tape, film or otherwise, but only for the purpose of performing such musical compositions publicly by means of radio and television or for archive or audition purposes; and the exclusive right to adapt or arrange any part or all of any of the musical compositions for performance purposes, and to license others to do so. As consideration for all rights granted to BMI hereunder, BMI agrees to pay the Company upon the basis of current performance rates generally paid by BMI for its affiliated publishers for similar performances. The Company has not recorded any revenue related to the agreement. In accordance with SAB No. 104 the Company will record publishing revenues when the revenue is fixed or determinable and collection is reasonably assured.

NOTE 26 - ADVERTISING AND PROMOTION AGREEMENT

On May 20, 2006, SKREEMTV entered into an advertising and promotional agreement with Candy Jade, Inc. to provide services of advertising and promoting Candy Jade. The Company currently has deferred revenue on its balance sheet of $2,083 and recognized revenue of $2,917 in its statement of operations for the year ended March 31, 2007.

NOTE 27 - COMMITMENTS

     Exclusive Artist Recording Agreements

At March 31, 2006, the Company had entered into long-term Exclusive Artist Recording Agreements with six artists, which include the three Artists of "3rd Wish", the Artist "PatMoe", the Artist "Precious Dawn Francis" and the Artist "Willie Bivins, Jr" also known as "Willie Will" for the purpose of engaging the exclusive personal services of the Artists for making master sound recordings for distribution in any medium. The territory for the agreements is worldwide. All master recordings made by the Artists during the terms of the agreements are recorded by the Artists on the Company's behalf, and all phonograph records and related performances are the property of the Company; the Company has the right to secure sound recording copyright; and the Company and its licensees have the sole and exclusive right to use the recordings throughout the world or any part thereof in any manner it sees fit. The Company may pay all specifically approved recording costs in connection with the master recordings made hereunder, and all recording costs are deemed fully recoupable advances to the Artists and are to be deducted from any and all royalties payable to the Artist by the Company under this or any and all royalties payable to the Artists by the Company. Amounts paid to or on behalf of the Artists during the term of the agreement are fully recoverable, non-returnable advances unless otherwise expressly agreed in writing between the Company and the Artists. The Company has the right, but not the obligation to have the Artists participate in the creation of music videos and all amounts expended by or advanced by the Company for the production of music videos constitute additional fully recoupable advances. The Company owns any and all current and future rights to music videos.

In its sole discretion, the Company may choose, at any time during the term of the agreements, to license master recordings made by the Artists to third parties on a flat fee or royalty basis, or to enter into a distribution agreement with a third party distributor for the distribution of phonograph records embodying master recordings recorded by the Artists through normal retail channels in the United States and worldwide. With respect to master recordings of the Artists licensed to third parties on a flat-fee basis, the Company is to pay the Artists 20-50% of the net amount received by the Company under such license. With respect to master recordings of the Artists licensed to third parties on a royalty basis, and with respect to phonograph recordings released through a distributor selected by the Company, the Company is to pay the Artists the lesser of 20-50% of the Company's net earned royalty receipts under such license or distribution agreement, or 20-50% of the basic album or single rate as defined in the agreements. Further, in its sole discretion, the Company may choose to commercially release phonograph records through the Company's own distribution network. In such event, the Company agrees to pay the Artists royalties based on the basic album or singe rate as defined in the agreements. For phonograph recordings that are exported or sold outside the United States and through record clubs or similar plans, the Artists is to be paid a royalty of 20-50% of the amounts provided of the above mentioned amounts. In addition, the Artists may earn royalties related to licenses for musical compositions, music video licenses and merchandising.

At March 31, 2007, the Artists had earned royalties of approximately $73,760 based on cumulative reported licensing revenues. However, the Company is not obligated to pay any royalties until it recovers advances to Artists totaling $1,527,775 at March 31, 2007, plus any future advances.

     Music Publishing Agreements

At March 31, 2005, the Company had entered into long-term Music Publishing Agreements with five individual Writers, which include the three Artists of "3rd Wish", the Artist "PatMoe" and the Artist "Willie Will". The Company engaged the Writers to render the Writer's exclusive services as songwriters and composers based upon terms and conditions set forth in the agreements. In accordance with the agreements, the Writers granted all rights to all musical compositions written or owned by the Writers and all musical compositions are to be the Company's exclusive property as sole owner. The Company shall pay royalties to the Writers based on various terms and conditions set forth in the agreements. There have been no royalties earned by the writers related to the agreements.

     Personal Management Agreement

At March 31, 2005, the Company had entered into long-term Personal Management Agreements with five Artists, which include the three Artists of "3rd Wish", the Artist "PatMoe", and the Artist "Willie Will". The Company accepts the engagement as the Artists' sole and exclusive personal management company in connection with all activities in the entertainment industries throughout the world, including but not limited to their services as musicians, songwriters, actors, publishers, packagers or performers in any medium now known or hereafter devised. For personal management services performed, the Artists agreed to pay the Company 15% of all gross compensation earned or received as a result of activities in the entertainment industry. However, the Company is not be entitled to commissions by the Artists from the sale, license, or grant of any literary or music rights to the Company or any person, firm, or corporation owned or controlled by the Company. During the years ended March 31, 2007 and 2006, the Company earned commissions of $0 and $981, all related to live performances.

ITEM   . MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

This report contains forward looking statements within the meaning of Section 27a of the Securities Act of 1933 and Section 21e of the Securities Exchange Act of 1934. These forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or anticipated results, including those set forth under "Risk Factors" in this Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report. The following discussion and analysis should be read in conjunction with "Selected Financial Data" and the Company's financial statements and notes thereto included elsewhere in this report.

Plan of Operation

Skreem Entertainment Corporation ("SKREEM" or "The Company") is a development stage company that was incorporated in Nevada on August 19, 1999 and was formed to promote, finance and manage artists and projects in the music industry and is located in the State of Florida.

Spin Off

The Company was a wholly owned subsidiary of SKRM Interactive, Inc. (formerly Skreem Entertainment Corporation, a Delaware Company) for all periods presented until the Board of Directors of SKRM Interactive, Inc. (formerly Skreem Entertainment Corporation, a Delaware Company)("SKRM") approved the spin-off of the Company on November 30, 2006. The transaction was effective on February 5, 2007 and each holder of SKRM's common stock on February 5, 2007 received one (1) share of SKREEM stock held on that date.

SKREEM will continue operations as a separate company by developing current acts into successful music performing and recording acts. SKREEM has been actively promoting three acts, "3rd Wish", "Pat Moe" and "Willie Will". These three acts will tour, perform, make public appearances, and continue to record as opportunities are located. SKREEM is uncertain as to when these acts may enter the U.S. market. As of March 31, 2007, none of the Company's acts has received gold records for album sales.

The countries in which SKREEM has been promoting its acts are as follows:

Pat Moe                        3rd Wish

Germany, Switzerland, Austria  Germany, Switzerland and Austria
                               UK, Eire, Australia,
                               New Zealand, France
                               Andorra, Monaco, Belgium, Russia, Azerbaijan, Armenia, Georgia, Moldova
                               Kazakhstan, Kyrgyzstan, Tajikistan, Uzbekistan, Turkmenistan,
                               Ukraine, Republic of Belarus, Lithuania, Latvia, Estonia,
                               Israel, Portugal

SKREEM's cash balance is insufficient to satisfy its cash requirements for the next 12 months.
SKREEM is dependent on continued receipt of revenues and will need outside funding from the sale of shares or debt financing in order to continue operations beyond that.

SKREEM does not anticipate acquiring any significant equipment during the next twelve months.

SKREEM does not anticipate any significant changes in the number of employees in the next twelve months.

SKREEM has entered into various license agreements that grant certain exclusive rights to sell and distribute certain recordings by "3rd Wish". Approximately 18% of the Company's revenue for the year ended March 31, 2007 came from the Cheyenne Records agreement. During the quarter ended June 30, 2006, there were unsold recordings returned to the Company by Cheyenne Records. A related party purchased these remaining recordings which represent approximately 78% of the total revenue. NRJ Music makes up 18% of revenues for the year ended March 31, 2007 and the remaining 4% relates to revenue recognized from the remaining contracts in effect.

The table below sets forth the parties, material terms, and territories covered by these license agreements:

Party(Licensee)                             Territories

Cheyenne Records                            Germany, Switzerland and Austria

Our agreement with Cheyenne Records provides that Cheyenne will market and sell 3rd Wish's recordings for a period of 5 years beginning in March 2004. Cheyenne will retain approximately 25% to 45% of revenue from distribution and sales and the Company will pay the costs of production. The term of the contract is 5.5 years from May 2004.

Three 8 Music Limited                       UK, Eire

Our agreement with Three 8 provides that they will receive royalties from 3rd Wish's first three singles released. Royalties are 19% on record sales and 50% on third party licensing. The term of the contract is 15 years from October 2004.

Shock Records Pty Ltd                       Australia, New Zealand

Our agreement with Shock Records provides for royalties of 18-22% on album sales and 50% to Shock for third party licensing. The term of the contract is approximately 5 years from January 2005.

NRJ Music                                   France, Andorra, Monaco, Belgium

Our agreement with NRJ provides for royalties of 13-22% for record sales. The Company will bear the costs of production; the term is 5 years from January 2005.

Megaliner Records                      Russia, Azerbaijan, Armenia, Georgia,
                                       Moldova, Kazakhstan, Kyrgyzstan,
                                       Tajikistan, Uzbekistan, Turkmenistan,
                                       Ukraine, Republic of Belarus, Lithuania,
                                       Latvia, Estonia

Our agreement with Megaliner provides Megaliner with 20% of income from record sales and 60% of third party licensing and broadcasting revenue. The term is three years.

NMC Music Ltd.                              Israel

NMC will receive royalties of approximately 18% of all record sales. The contract expires in December 2009.

Vidisco                                     Portugal

Vidisco will receive a royalty of approximately 18% of all record sales. The contract expires in January of 2010.

Zero Degrees                                France

Zero will receive a royalty of approximately 17-20% of record sales. The contract Expires in 2011.

Revenue is recognized in accordance with Staff Accounting Bulletin No. 104 (SAB
104) when persuasive evidence of an arrangement exists, the price to the buyer is fixed or determinable; delivery had occurred or services have been rendered or the license period has begun; and collectability is reasonably assured.

Revenue from the distribution of recordings under license and distribution agreements is recognized as earned under the criteria established by Statement of Financial Accounting Standard No. 50. Revenue is generally recognized when the Company receives an "accounting" of recordings sold with payment from the licensee. In the event the Company has not received an "accounting" from the licensee and if the Company has information related to the licensed use of recordings that would result in the revenue being fixed and determinable, and collection is reasonably assured, then revenue is recognized in the periods in which the license revenue is earned. Minimum guarantees (advances) received from licensees are recorded as deferred revenue and are amortized over the performance period, which is generally the period covered by the agreement.

Results of Operations for the Year Ended March 31, 2007 as Compared to the Year Ended March 31, 2006.

Revenues - The Company recorded revenue of $163,041 and $64,937 for the year ended March 31, 2007 and March 31, 2006, respectively. The revenue for the year ended March 31, 2007 consists of earnings of $35,841 from Licensing agreements to distribute 3rd Wish's music and sales of recordings to a related party of $127,200. Revenue for the year ended March 31, 2006 consists of earnings from licensing agreements to distribute "3rd Wish's music of $64,937.

Operating expenses - Operating expenses for the year ended March 31, 2007 were $1,088,304, an increase of $173,805 or 19% from $914,499 for the corresponding period ended March 31, 2006. The increase is primarily due to an increase in advertising expense.

General and Administrative Expenses - General and administrative expenses increased by $472,152 or 132% to $829,750 for the year ended March 31, 2007 from $357,598 for the corresponding period ended March 31, 2006. This increase is primarily attributable to an increase in delivery expense of $42,182, increased professional and consulting fees of $646,883, and a decrease of $216,913 in other general and administrative expenses.

Other Income (expense) -

For the year ended March 31, 2007, the Company recorded interest expense in the amount of $55,489, which relates to interest expense on the notes payable to a major shareholder of $20,619 and interest expense relating to notes payable to affiliates of $31,853. This compares with interest expense on notes payable of $169,369 for the year ended March 31, 2006.

Liquidity and Capital Resources

As of March 31, 2007, the Company had cash of $339 and a deficit in working capital of $315,787. This compares with cash of $62,383 and a deficit in working capital of $3,530,689 as of March 31, 2006.

                                               Year ended        Year ended
                                              March 31, 2007    March 31, 2006
                                              --------------    --------------
Cash used in operating activities               $  (376,864)      $  (873,349)
Cash used in investing activities                    (2,030)             (863)
Cash provided by financing activities               316,850           884,400
                                              --------------    -------------
Net changes to cash                             $   (62,044)      $    10,188
                                              ==============    =============

Cash used in operations decreased by $496,485 to $376,864 for the year ended March 31, 2007 from $873,349 for the corresponding period of the prior year. The decrease is attributable to a significant increase in non-cash stock issuances of $1,408,390 and non-cash depreciation expense of $6,117, offset by a decrease in changes in operating assets and liabilities of $18,248.

Cash used in investing activities for the year ended March 31, 2007 was $2,030 for equipment purchases. The Company also purchased only $863 of equipment for the year ended March 31, 2006.

Cash provided financing activities for the year ended March 31, 2007 was $316,850, which is primarily from proceeds of $280,550 from a major shareholder and proceeds of $63,000 from affiliates. The parent company SKRM also loaned proceeds of $81,617 to SKREEM. Principal payments of $108,317 were made to both the major shareholder and affiliates during the year ended march 31, 2007. This compares with $884,400 of cash being provided from financing activities during the year ended March 31, 2006, all from the issuance of promissory notes and common stock.

GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company sustained losses of $1,810,502 and $1,376,529 for the year ended March 31, 2007 and the year ended March 31, 2006, respectively. The Company had an accumulated deficit of $6,916,164 at March 31, 2007. These factors raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company is highly dependent on its ability to continue to obtain investment capital and loans from an affiliate and shareholder in order to fund the current and planned operating levels. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to bring in income generating activities and its ability to continue receiving investment capital and loans from an affiliate and shareholder to sustain its current level of operations. No assurance can be given that the Company will be successful in these efforts.

Critical Accounting Policies

The discussions and analysis of our financial condition and results of operations, including the discussion on liquidity and capital resources, are based upon the financial statements, which have been prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management re-evaluates its estimates and judgments, particularly those related to the determination of the impairment of its intangible assets. Actual results could differ from the estimates. We believe the following are the critical accounting policies used in the preparation of the consolidated financial statements.

Revenue -

The Company will recognize revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition in Financial Statements." Revenue will be recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectibility is reasonably assured.

Licensing -

The Company accounts for licensing fees on a gross basis pursuant to the requirements of Emerging Issues Task Force No. 99-19 (EITF 99-19). The Company is the primary obligor to transactions, has full pricing latitude, can modify the product specifications as it sees fit, will perform part of the service to the end customer, carries sole risk of physical inventory loss, realizes full credit risk, and commission income, is not fixed.

Long-Lived Assets -

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" establishes a single accounting model for long-lived assets to be disposed of by sale including discontinued operations. SFAS 144 requires that these long-lived assets be measured at the lower of the carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations.

Research and Development -

Costs incurred in the research and development of software products are charged to operations as incurred until technological feasibility has been established. After technological feasibility is established, any additional costs are to be capitalized in accordance with SFAS No. 86, "Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed". The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors such as anticipated future revenues, estimated economic life and changes in software and hardware technologies. No software development costs have been capitalized as of March 31, 2007.

Income Taxes -

The amount of income taxes recorded by us requires the interpretation of complex rules and regulations of various taxing jurisdictions throughout the world. We have recognized deferred tax assets and liabilities for all significant temporary differences, operating losses and tax credit carryforwards. We routinely assess the realizability of our deferred tax assets and reduce such assets by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. We routinely assess potential tax contingencies and, if required, establish accruals for such contingencies. The accruals for deferred tax assets and liabilities are subject to a significant amount of judgment by us and we review and adjust routinely our estimates based on changes in facts and circumstances. Although we believe our tax accruals are adequate, material changes in these accruals may occur in the future, based on the progress of ongoing tax audits, changes in legislation and resolution of pending tax matters.

Litigation -

An estimated loss from a loss contingency is recorded when information available prior to issuance of the financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies such as legal matters requires the use of judgment as to the probability of the outcome and the amount. Many legal contingencies can take years to be resolved. An adverse outcome could have a material impact on our financial condition, operating results and cash flows.

RISK FACTORS

Our business is subject to many risk factors, including the following (references to "our," "us," "we," and words of similar meaning in these Risk Factors refer to the Company.

WE HAVE NOT PAID ANY CASH DIVIDENDS IN THE PAST AND HAVE NO PLANS TO ISSUE CASH DIVIDENDS IN THE FUTURE, WHICH COULD CAUSE THE VALUE OF OUR COMMON STOCK TO HAVE A LOWER VALUE THAN OTHER SIMILAR COMPANIES WHICH DO PAY CASH DIVIDENDS.

We have not paid any cash dividends on our common stock to date and do not anticipate any cash dividends being paid to holders of our common stock in the foreseeable future. While our dividend policy will be based on the operating results and capital needs of the business, it is anticipated that any earnings will be retained to finance our future expansion. As we have no plans to issue cash dividends in the future, our common stock could be less desirable to other investors and as a result, the value of our common stock may decline, or fail to reach the valuations of other similarly situated companies who have historically paid cash dividends in the past.

THE MARKET FOR OUR COMMON STOCK MAY BE VOLATILE.

The market for our common stock has historically been volatile and we anticipate that such market will continue to be subject to wide fluctuations in response to several factors, including, but not limited to:

(1) actual or anticipated variations in our results of operations;

(2) our ability or inability to generate new revenues;

(3) increased competition; and

(4) conditions and trends in our industry.

Our common stock is traded on the over-the-counter Bulletin Board under the symbol "SKMI." In recent years, the stock market in general has experienced extreme price fluctuations that have oftentimes been unrelated to the operating performance of the affected companies. Similarly, the market price of our common stock may fluctuate significantly based upon factors unrelated or disproportionate to our operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of our common stock.

IF WE ARE LATE IN FILING OUR QUARTERLY OR ANNUAL REPORTS WITH THE SEC, WE MAY BE DE-LISTED FROM THE OVER-THE-COUNTER BULLETIN BOARD.

Pursuant to new Over-The-Counter Bulletin Board ("OTCBB") rules relating to the timely filing of periodic reports with the SEC, any OTCBB issuer which fails to file a periodic report (Form 10-QSB's or 10-KSB's) by the due date of such report (not withstanding any extension granted to the issuer by the filing of a Form 12b-25), three (3) times during any twenty-four (24) month period is automatically de-listed from the OTCBB. Such removed issuer would not be re-eligible to be listed on the OTCBB for a period of one-year, during which time any subsequent late filing would reset the one-year period of de-listing. If we are late three times in any twenty-four (24) month period and are de-listed from the OTCBB, our securities may become worthless and we may be forced to curtail or abandon our business plan.

JEFFREY MARTIN OWNS APPROXIMATELY 77.7% OF OUR OUTSTANDING COMMON STOCK, AND HAS SIGNIFICANT INFLUENCE OVER OUR CORPORATE DECISIONS, AND AS A RESULT, IF YOU INVEST IN US, YOUR ABILITY TO AFFECT CORPORATE DECISIONS WILL BE LIMITED.

Jeffrey Martin holds 22,650,156 shares of our common stock, representing approximately 77.7% of the outstanding shares of our common stock Accordingly, Mr. Martin will have significant influence in determining the outcome of all corporate transactions or other matters, including mergers, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control even after such conversion and exercise by other investors, as Mr. Martin will likely continue to be our largest shareholder. The interests of Mr. Martin may differ from the interests of the other stockholders and thus result in corporate decisions that are adverse to other shareholders. Additionally, potential investors should take into account the fact that any vote of shares purchased will have limited effect on the outcome of corporate decisions.

WE OWE A MAJOR SHAREHOLDER, JEFFREY MARTIN, A SUBSTANTIAL AMOUNT OF MONEY WHICH WE DO NOT HAVE.

We currently owe Jeffrey Martin, a major shareholder, $159,280 in notes payable which are payable on demand and bear an interest rate of 8%. We currently do not have the money to pay off these notes and potential investors should take into account.

                                    PART III

Item 1:           INDEX TO EXHIBITS

Attached hereto are the exhibits as required.

Item 2:           DESCRIPTION OF EXHIBITS


Exhibit No.                Description of Exhibit
-----------                ----------------------
3.1                        Articles of Incorporation (1)
3.2                        By-Laws (1)
27                         Financial Data Schedule (2)

(1) Previously filed on Form 10-SB, filed with the Securities and Exchange Commission on June 8, 2007
(2)      Filed Herewith



                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Skreem Entertainment Corporation



August 7, 2007                          By: /s/ Charlie Camorata
                                            -------------------------------
                                            Charlie Camorata, President



                                       18